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                                                                    EXHIBIT 99.7
                                [UAL Letterhead]





                                            , 1996




Dear Shareholder:

     A special purpose trust formed by UAL Corporation is offering to exchange its [___]% Trust Originated Preferred Securities (TOPrS) for any and all UAL Depositary Shares. Each Depositary Share represents 1/1,000 of a share of UAL's 12 1/4% Series B Preferred Stock. The exchange will be made on the basis of one TOPrS for one Depositary Share.

     This exchange offer makes good economic sense for UAL. Replacing the Depositary Shares with TOPrS will improve UAL's after-tax cash flow. The cash flow benefit arises because interest payable by UAL to the TOPrS' trust is deductible for federal income tax purposes, while the dividends payable by UAL on the Depositary Shares are not.

     I encourage you to read the enclosed prospectus. If you choose to participate in the exchange offer, please follow the instructions in the enclosed materials. Neither UAL nor its Board makes any recommendation as to whether you should exchange your Depositary Shares. That's your decision.

     If you have any questions, please call Georgeson & Company Inc. or either of the Dealer Managers at the phone numbers on the back cover of the enclosed Prospectus. Thank you.

                                   Very truly yours,



                                   Gerald Greenwald
                                   Chairman and
                                     Chief Executive Officer